
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer: Triple D Adventures Inc.

Legal status of Issuer:

> ***Form: Corporation***

> ***Jurisdiction of Incorporation/Organization: Delaware***

> ***Date of Organization:02/08/2022***

Physical Address of Issuer: 919 North Market Street, Suite 950, Wilmington, Delaware, 19801

Website of Issuer: https://sugarwood.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered: Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered: 50,000

Price (or Method for Determining Price): $1.00

Target Offering Amount: $50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount): $1,235,000

Deadline to reach the Target Offering Amount: April 20, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees: 9

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021) [1]
Total Assets	$619,262.00	N/A
Cash & Cash Equivalents	$48,673.00	N/A
Accounts Receivable	N/A	N/A
Short-term Debt	$45,103.00	N/A
Long-term Debt	$808,293	N/A
Revenues/Sales	$185,105.00	N/A
Cost of Goods Sold	$51,985.00	N/A
Taxes Paid	$0.00	N/A
Net Income/(Loss)	($235,611.00)	N/A

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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[1] Triple D Adventures, Inc. was formed on February 8, 2022. As a result, there are no financial reporting or results for the fiscal year-end 2021.

Triple D Adventures Inc.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,

INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $ 300 and the Maximum Individual Purchase Amount is $100,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 20th, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/sugarwood (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $7,500,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) 7,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer has a restricted stock purchase agreement in place with the Company's CEO, Austin Allan.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

Risk Factors provided by Triple D:

- Economic downturn
  - We mitigate this by keeping our pricing around $10 per item
- Potential for copycat brands
  - We have invested heavily in the brand so that small upstart brands don't pose a threat to us. We also have firmly established Sugar Wood as a New York brand. Given NYC's status as a culture capital of the US, this minimizes risk from other parts of the country.
- Hiring and retention in the food industry
- Low concentration of stores (one per city max) will make ensuring brand standards are met more difficult.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer may convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Triple D Adventures Inc. is the sole owner of Sugar Wood NYC LLC, which makes a variety of delicious desserts including waffles, cookies and chocolate bars.

The Issuer, through its wholly owned subsidiary, conducts business in New York City and sells products nationwide through its e-commerce platform.

In addition to its New York Operation, the Issuer intends to expand its business through other wholly owned subsidiaries, through brand licensing deals, and other franchise arrangements. At the time of this offering, Issuer has not formed any wholly owned subsidiaries to pursue these goals.

Business Plan

HIGHLIGHTS
- Revenue: over Five Hundred and Eighty Thousand ($580,000) in revenue in first 16 months of operations.
- Social Media Following: over Fifty Seven Thousand (57,000) followers and over Twenty Million (20,000,000) video views on Instagram and TikTok.
- High Margins of Core Products: Woody Waffle (87.6%) & Kitty Waffle (90.2%)
- Featured in NY Post, Out Magazine, Elvis Duran & Watch What Happens Live
- Hot Industries: Bachelorette ($17 billion annually) & In-person experiences
- 2x founder adept at marketing & brand building; Previous exit in 2018
- Comprehensive vision for nationwide growth

OPPORTUNITY
In this post-pandemic world, consumers are seeking a break from heaviness in the world in-person shared experiences like the Museum of Ice Cream, the Color Factory, Immersive exhibits for artists like Van Gogh and Monet content for social media accounts.

Sugar Wood's products are intended to be funny, lighthearted, and memorable, as well as highly shareable and likely to go viral on social media. We offer a full experience to anyone that walks through our door, with jokes, innuendo, performance and delicious treats.

PRODUCT
Sugar Wood serves a variety of delicious, sex-positive desserts, including our signature Woody & Kitty Waffles, popsicles, cookies and chocolate bars, as well as a variety of beverages and Sugar Wood branded merchandise. We also offer party boxes, private in-store events, on-site catering, and nationwide shipping of our products.

TRACTION
In under 18 months, we have achieved over $580,000 in gross revenue, 53,000 Instagram & TikTok followers, 20 million video views on social media, 150,000 business profile interactions on Google Maps, an average 4.8 stars on Google reviews, collaborations with Durex, dating app HUD, telehealth companies Wisp and QCarePlus, Focus features,

CUSTOMER BASE
Our customer base is approx. 65-70% straight women, 15-20% gay/queer men. Somewhere between 40-60% of our customers are NYC tourists. Besides that, we appeal to all races, nationalities, ages, genders, sexualities and socioeconomic levels. People from all over the globe have visited our store.

BUSINESS MODEL
Sugar Wood has adopted an omnichannel strategy for its next phase of growth. While we remain focused on selling the Sugar Wood Experience in our NYC flagship store and any future locations, we recognize that the store is only accessible to a small percentage of consumers.

To open Sugar Wood up to customers across the country, sugarwood.co is now built on Shopify for a seamless checkout process. At the end of 2023 we will transition from our in-store Square POS to Shopify's POS system, allowing for better data capture no matter where the customer chooses to shop.

We are also placing a greater emphasis on marketing for events and catering. A significant portion of our in-store traffic is bachelorette and birthday parties, and our two of our busiest months to date have been December (holidays) and February (Valentine's Day). We recently added a self-booking option for events on our website, powered by the app Peek, we have made online ordering for both local and national delivery easier than ever, and we have joined the Wedding International Professionals Association, and participate in quarterly Wedding Salon events in the greater NYC area.

MARKET
- The US bachelor/bachelorette market is projected to reach $17 billion in 2023. Nearly 60% of bachelorette parties spend around $1000. 1 in 10 spend more than $4,000.
- Batch, the #1 bachelorette party planning app in the US, recently closed a $9 million Series A to expand their business.
- Experiential retailers like the Museum of Ice Cream, Color Factory, and Immersive art installations have grown in popularity post-pandemic.
- Social media continues to dominate the average American's life, and our thirst for engaging content is bigger than ever. The average TikTok user opens the app 17 times a day.

COMPETITION
- Kinky's dessert bar: Sex-positive bakery opened a few months before Sugar Wood. They sell a variety of desserts including similar waffles. Heavy focus on three business lines: takeout orders, custom cakes, alcoholic beverages. Kinky's is only open four days a week, does not offer great customer service or the experience that Sugar Wood offers its customers, does not offer direct-to-consumer, and to our knowledge does not have plans to expand nationally.
- Wet Dreams: Erotic waffle shop on Española Way in Miami Beach. The shop has no sign, offers poor customer service (terrible Google Reviews) is dirty and uninviting, and serves a subpar product. To our knowledge there are no expansion plans.
- Dickery: online shop selling adult waffles. Their products have been listed as out of stock almost since they launched their shop in April 2023.
- Willies & Waffles: Chicago shop serving adult waffles and a full menu of food.

VISION & STRATEGY
Sugar Wood aims to be a nationwide brand by the end of 2024 Thriving DTC Business
NYC Store continues growth trajectory Second location open by Q2 2024

USE OF FUNDS
- Fund new marketing projects to accelerate the growth of our NYC store and fully launch e-commerce shop at sugarwood.co
  - Additional PR, new Sugar Wood merch, improve organic social media
  - Expand digital marketing program: email, sms, google ads, paid social, geo targeted digital, influencer marketing
- Prepare the company to franchise additional locations. Our top priority is Nashville, TN, however we also have interested parties in Washington DC, Atlanta, Miami and Las Vegas.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Waffle Varieties	Waffles offered in different flavors: Cinnamon-Vanilla or Chocolate Chip (V).	
Waffle Shapes	The Issuer offers Waffles in the "Woody" and "Kitty" shape.	

Sauces	Sauces which customers can choose from to cover their Waffles, with flavors including Milk Chocolate, Dark Chocolate (V), White Chocolate, Peanut Butter, Salted Caramel and Raspberry Chocolate	
Seasonal Offerings	Seasonal offerings include "Kama Sutra Cookies" (which are available in mixed chocolate and vanilla sugar), "Woody Sugar Cookies", "Woody Chocolate Bars" (which are solid chocolate bars, and customers can choose from either dark chocolate and hazelnut, caramel milk chocolate, or cookies & cream), "Woody Popsicles" and "Kitty Colada Popsicles".	
Party Boxes	The Party Boxes include the "Pink Party Box" (which includes six waffles of the customer's choice, plus two bottles of sauce for drizzling), "Vegan Party Box" (which includes six vegan waffles of the customer's choice plus two bottles of sauce for drizzling) and "XL Pink Box" (which includes thirteen waffles of the customer's choice plus three bottles of sauce for drizzling).	

Customer Base

The Issuer's customer base is 65-70% straight women, 15-20% gay men. Somewhere between 40-60% of Issuer's customers are tourists to New York City. Issuer appeals to all races, nationalities, ages, genders and sexualities.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Serial Number 97239394[2]	Sugar Wood (Mark Drawing)	Service Mark	January 26, 2022	Pending	United States
Serial Number 97239363[3]	Sugar Wood (Standard Character Mark)	Service Mark	January 26, 2022	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

---

[2] The trademark application has been filed by Issuer's wholly owned subsidiary, Sugar Wood NYC, LLC.
[3] The trademark application has been filed by Issuer's wholly owned subsidiary, Sugar Wood NYC, LLC.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7.000%	$86,450
Legal and Accounting	7%	$3,500	8.097%	$100,000
PR & Marketing	30%	$15,000	36.437%	$450,000
Franchise and Location Expansion Plan	7%	$3,500	20.243%	$250,000
Staff & Personnel	18%	$9,000	12.146%	$150,000
Off-Site Manufacturing Exploration	7%	$3,500	10.769%	$133,000
Trade Dress and Product Packaging Development; and Other	7%	$3,500	5.308%	$65,550
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

Use of Proceeds	% of Proceeds if Funding Goal Amount Raised	Amount if Funding Goal Amount Raised
Intermediary Fees	10%	$70,000
Legal and Accounting	10.86%	$76,000
PR & Marketing	35.71%	$250,000
Franchise and Location Expansion Plan	10%	$70,000
Staff & Personnel	18.29%	$128,000
Off-Site Manufacturing Exploration	7.14%	$50,000
Trade Dress and Product Packaging Development	6%	$42,000
Fulfillment of Perks	2%	14,000
Total	**100%**	**$700,000**

Funding Goal Rational

Issuer will use the funding for three projects:
- Fund new marketing projects to accelerate the growth of their New York City store;
- Fully launch their e-commerce shop at https://sugarwood.co
- Prepare the company to franchise additional locations. Issuer's location priority is Nashville, TN, but there are also interested parties in Washington DC, Atlanta, Miami, and Las Vegas.

For proceeds exceeding 10% of the Funding Goal, the company intends to use such funds in accordance with the following:

- Legal and Accounting 10.86% - Legal fees for filing of Form C and for closing the associated investment round.
- PR & Marketing 35.71% - The funds will be allocated to digital marketing to support the brand's new e-commerce channel, including SEO, SEM, limited social media ads, email marketing, SMS marketing and geo-targeted web ads. We have tested a variety of these methods and have identified partners to help us execute on our plan.
- Staff & Personnel 18.29% - The funds will be used for one key hire to help us transition from a retail only business to a hybrid retail/e-commerce. The person would manage e-commerce fulfillment and prepare the business's operations for rapid growth.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Austin Allan	Founder, Chief Executive Officer, Board Member Manager, and Director	CEO, for Triple D Adventures Inc. Feb. 8, 2022 - Current; Director of Marketing, Dr. Praeger's, June 2020 – Dec. 2021; Independent Consultant 1/'19 – June 2020 • Marketing and operations consultant for early stage startups in the Consumer packaged goods space. Founder and CEO, Tio gazpacho, 2012 - 2018 • Founded the company and created the brand positioning and architecture for the product, formulations, visual identity,	Bachelor's in Spanish with a Second Major in Marketing (Washington University, 2002)

		and voice • Forged and fostered strong relationships with creatives (designers, copywriters, photographers, and web programmers) and local influencers (social media, bloggers, nutritionists, and dieticians) to collaborate on the development of a dynamic, top-drawer brand identity and messaging while bypassing the traditional agency approach and associated price tag • Bootstrapped Tio with personal funds and operated on a shoestring budget for the first two years • Won numerous industry awards (New Hope, BevNET, Prevention) the first of which coincided with Tio Gazpacho's debut in the marketplace • Raised more than $3 million in funding through networking and industry connections • Notable investors include General Mills/301 INC, ThinkFoodGroup/José Andrés, CircleUp • Handled all company management functions before hiring a director of operations in January 2017 and a vice president of sales/general manager in November 2017 in order to devote time exclusively to marketing, branding, and expanded product development	

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The total number of shares of stock that the Corporation shall have authority to issue is: (a) 3,000,000 shares of common stock having a par value of $.00001 per share ("Common Stock") of which 2,700,000 are designated as Voting Common Stock ("Voting Common Stock"), and 300,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"), and (b) 600,000 shares of Preferred Stock of the Corporation, $0.00001 per share ("Preferred Stock").

The Issuer authorized an Equity Incentive Plan, where it reserved 300,000 shares of Common Stock for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. There are currently 15,000 shares of Common Stock issued under the Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	2,700,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	93.59%

Type	Non-Voting Common Stock
Amount Outstanding	15,000
Par Value Per Share	$0.00001
Voting Rights	No Voting Rights
Anti-Dilution Rights	N/A
Other Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.52%

Type	Preferred Stock
Amount Outstanding	169,861
Par Value Per Share	$0.00001
Voting Rights	Voting
Anti-Dilution Rights	N/A
Other Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.89%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$152,000
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	Converts with a $5,000,000 value cap upon maturity
Interest Rate	6.50%
Maturity Date	March 2024 thru May 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Will Convert to Preferred Stock unless paid back at Maturity Date
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 1.75%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Credit Card
Creditor	American Express
Amount Outstanding	$36,528
Interest Rate and Amortization Schedule	16.99%
Description of Collateral	Unsecured Line of Credit
Other Material Terms	Does Not Apply
Maturity Date	Does Not Apply
Date Entered Into	April 2022

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Austin Allan	2,700,000 Series A	93.59%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 2023 the Issuer had an aggregate of $4,847.96 in cash and cash equivalents, leaving the Issuer with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer intends to use the proceeds for expansion to several locations and to expand its e-commerce business.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Series 2022A Convertible Note

Series 2022B Convertible Note

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series 2022A Convertible Note	$285,000	N/A	Restaurant build-out, purchase of equipment and launch of the operations	Feb, 2022	Reg D 506(b)
Series 2022B Convertible Note	$152,000	N/A	Operations and Catering Expansion	Sept. 2022	Reg D 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

With respect to Note 8 of the Financial Statements: The loan was forgiven by Austin Allan, founder and CEO, on June 1, 2023. The capital was mistakenly classified as a loan when it was initially transferred to the company in 2022, however the error was only discovered in 2023, making it too late to reclassify the transaction as the prior year's books were already closed. This transaction on June 1, 2023 reversed that mistake.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://sugarwood.co/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Triple D. Adventures Inc
_____
(Issuer)

By:/s/Austin Allan
_____
(Signature)

Austin Allan
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Austin Allan
_____
(Signature)

Austin Allan
_____
(Name)

Founder and CEO
_____
(Title)

3/4/2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

TRIPLE D ADVENTURES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FROM INCEPTION (FEBRUARY 8, 2022) TO YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Triple Adventures, Inc.
New York, New York

We have reviewed the accompanying financial statements of Triple Adventures, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 8, 2022) to December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 30, 2023
Los Angeles, California

TRIPLE D ADVENTURES INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	48,673
Total current assets		**48,673**
Property and Equipment, net		72,783
Right-of-Use Asset		445,298
Security Deposit		52,508
Total assets	$	**619,262**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	16,528
Forward Financing		19,200
Shareholder Loan		9,375
Total current liabilities		**45,103**
Convertible Notes		347,500
Accrued Interest on Convertible Notes		15,495
Lease Liability		445,298
Total liabilities		**853,396**
STOCKHOLDERS EQUITY		
Common Stock		27
Subscription Receivable		(27)
Additional Paid in Capital		1,477
Retained earnings/(Accumulated Deficit)		(235,611)
Total stockholders' equity		**(234,134)**
Total liabilities and stockholders' equity	$	**619,262**

See accompanying notes to financial statements.

TRIPLE D ADVENTURES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (February 8, 2022)		December 31, 2022
(USD $ in Dollars)		
Net revenue	$	185,105
Cost of goods sold		51,985
Gross profit		133,120
Operating expenses		
General and administrative		210,817
Research and Development		592
Sales and marketing		78,973
Total operating expenses		290,382
Operating income/(loss)		(157,262)
Interest expense		46,488
Other Loss/(Income)		31,860
Income/(Loss) before provision for income taxes		(235,611)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	**(235,611)**

See accompanying notes to financial statements.

TRIPLE D ADVENTURES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivable	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Inception date February 8, 2022	-					
Issuance of Common Stock	2,700,000	$ 27	$ (27)			$ -
Share-Based Compensation				$ 1,477		1,477
Net income/(loss)	-	-			$ (235,611)	(235,611)
Balance—December 31, 2022	**2,700,000**	**$ 27**	**$ (27)**	**$ 1,477**	**$ (235,611)**	**$ (234,134)**

See accompanying notes to financial statements.

TRIPLE D ADVENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

From inception (February 8, 2022) until	December 31, 2022	
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(235,611)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		31,860
Share-Based Compensation		1,477
Changes in operating assets and liabilities:		
Credit Cards		16,528
Accrued Interest on Convertible Notes		15,495
Security Deposit		(52,508)
Net cash provided/(used) by operating activities		**(222,759)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(104,643)
Net cash provided/(used) in investing activities		**(104,643)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		9,375
Forward Financing		19,200
Convertible Notes		347,500
Net cash provided/(used) by financing activities		**376,075**
Change in cash		48,673
Cash—beginning of year		-
Cash—end of year	$	**48,673**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

TRIPLE D ADVENTURES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022

1. NATURE OF OPERATIONS

Triple Adventures, Inc. was incorporated on February 8, 2022 in the state of Delaware. The Company has a wholly-owned subsidiary Sugar Wood NYC LLC organized in the state of New York on January 4, 2022. The consolidated financial statements of Triple Adventures, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Sugar Wood is a sex-positive dessert shop located in NYC's Soho neighborhood. We sell a variety of delicious desserts including cookies, chocolate bars, popsicles and our signature waffles. We also sell non-alcoholic beverages, merchandise and other assorted gifts. Since inception we have also added an e-commerce store so that customers from all over the country can order our products. The e-commerce store is currently administered by NYC LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiary over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & fixtures	5 years
Tools, machinery, and equipment	5 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Triple Adventures Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of various desserts.

Cost of sales

Costs of goods sold include cost of supply and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2022, amounted to $51,985, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 30, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2022
Furniture & fixtures	$	4,214
Tools, machinery, and equipment		12,096
Leasehold Improvements		88,332
Property and Equipment, at Cost		**104,643**
Accumulated depreciation		(31,860)
Property and Equipment, Net	$	**72,783**

Depreciation expenses for property and equipment for the period from inception to December 31, 2022 were in the amount of $31,860.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 3,000,000 shares of Common Stock at a par value of $0.00001. As of December 31, 2022, 2,700,000 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 300,000 shares of non-voting common stock at a par value of $0.00001. As of December 31, 2022, no shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during the year was $1,477.

6. DEBT

Forward Financing

During fiscal year 2022, the Company entered into a finance agreement with Square Financial Services, Inc. in the amount of $19,200. It bears a fixed fee of $2,880. The lender provides the Company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $19,200 and the entire amount is classified as the current portion.

Owner Loans

During the Company borrowed money from the owner Austin Allan. The details of the loans from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness
Austin Allan	$ 9,375	0.00%	Fiscal Year 2022	No set maturity	$ 9,375		$ 9,375
Total					$ 9,375	$ -	$ 9,375

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022				
								Non-	
	Principal	Interest		Maturity	Interest	Accrued	Current	Current	Total
Debt Instrument Name	Amount	Rate	Borrowing Period	Date	Expense	Interest	Portion	Portion	Indebtedness
2022 Convertible Note	$ 347,500	6.50%	12/31/2022 18 months		15,495	15,495		347,500	362,995
Total	$ 347,500				$ 15,495 $	15,495 $	-	$ 347,500 $	362,995

The convertible notes are convertible into equity securities at a conversion price. The conversion price is equal to the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the maturity date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

On April 18, 2022, the Company entered into an operating lease agreement for certain business premises located in New York. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 498,305
Additions	$ -
Lease payments	(53,006)
Balance at end of period	$ 445,298

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 86,409
2024	95,458
2025	105,453
2026	157,978
2027	
Thereafter	-
Total	$ 445,298

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 consists of the following:

As of Year Ended December 31,		2022
Net Operating Loss	$	(68,493)
Valuation Allowance		68,493
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 are as follows:

As of Year Ended December 31,		2022
Net Operating Loss	$	(68,493)
Valuation Allowance		68,493
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $249,065, and the Company had state net operating loss ("NOL") carryforwards of approximately $249,065. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During 2022, the Company borrowed $9,375 from the founder and shareholder, Austin Allan. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, the outstanding balance of the loan is $9,375.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through November 30, 2023, which is the date the consolidated financial statements were available to be issued.

Throughout the year 2023, the Company issued six convertible notes, totaling an aggregate amount of $32,500. The notes bear a unique interest rate of 6.5%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The consolidated balance sheet and related consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


Triple D Adventures Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series SAFE 2024


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series SAFE 2024 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [DATE], Triple D Adventures Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $7,500,000.

See Section 2 for certain additional defined terms.

1.   *Events*

        (a)   **Equity Financing**.

                (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

                (ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to

- 1 -

either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

        (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

        Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

        (c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer,

(iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Triple D Adventures Inc.

By:
Name: Austin Allen
Title: CEO
Address:
Email: aa@sugarwood.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series SAFE 2024 issued by Triple D Adventures Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1) cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2) in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3) receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4) vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the direction of the Chief Executive Officer of Triple D Adventures Inc. (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5) in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6) appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7) take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**NOMINEE:**
	Republic Investment Services LLC
By:	By:
Name:	Name: Antonio Namwong, President
Date:	Date:

ISSUER:
Triple D Adventures Inc.

By:

Name: Austin Allan, CEO

Date:

EXHIBIT C

Video Transcript

Hey there my name is Austin Allan. I'm the owner and founder of Sugar Wood. What is Sugar Wood? We are a queer-owned, inclusive, sex positive dessert shop located in New York City. We sell a variety of "naughty" desserts. We are most famous for our Woody waffle and kitty waffles. This is our Woody waffle and this is our kitty waffle. Beautiful, right? If you come into the shop our waffles are served to you piping hot, dripping with sauce… and innuendo. Our desserts are so popular that people from every corner of the globe have visited Sugar Wood to try our delicious treats. and we've amassed over 50,000 followers on our social media platforms. In addition to waffles we have other delicious and fun options: popsicles, chocolate bars and cookies. We have vegan and gluten-free options as well! We've got something for everyone.

We first opened our doors in June of 2022 and have been growing ever since. We have sold over 28,000 woody waffles alone, generating over a half million dollars in revenue. We have collaborated with the condom brand Durex, the dating app HUD, and many others in the pipeline for the fall and winter. We have been featured on Watch What Happens live with Andy Cohen on Bravo and the Elvis Duran in the morning show on national radio, generating a ton of buzz for Sugar Wood. And I was chosen as one of OUT magazine's 100 most influential LGBT people of 2022. And Sugar Wood was selected to receive a grant from the National LGBT Chamber of Commerce and GrubHub's Community Impact Fund.

In addition to being a great time, Sugar Wood is also a mission driven company. I don't know about you, but I grew up with a lot of shame talking about sex, gender, human bodies. All those topics were totally off-limits when I was a kid, and they shouldn't be. This is why Sugar Wood believes in normalizing those conversations. We also believe, as you can probably tell, in not taking life too seriously. Now more than ever people need a good laugh. We believe in treating earth with kindness, which is why we're working to eliminate all single use plastics from our store by early 2024. We're not there yet but we're almost there. And finally we believe in giving back. I believe in giving back to causes that are dear to my heart so to date we have donated over $10,000 to the Phluid Phoundation to support grassroots LGBT organizations. And we plan on expanding our giving to other organizations as we grow.

There is demand from all over the country for Sugar Wood products, not just here in New York City. They make great gifts, which is why we set up a small, direct consumer business earlier this year. We have shipped all over the country for bachelorette parties, birthday parties, holiday gifting, Mother's Day, even divorces and baby showers. We believe that the next phase of our growth is e-commerce and additional locations in other parts of the country. And most importantly, we want to design Sugar Wood custom packaging, so that consumers are wowed the moment they open their box of Woodys and Kitties. Opening other stores is another area of opportunity for us. We're seeking to open an additional store in Nashville, Tennessee to cater to the bachelorette parties that are running wild in that city every week of the year. If you've ever been to Nashville you'll know what I'm talking about. And finally we are seeking to franchise Sugar Wood in select cities across North America. That's why we're asking for $1 million in equity financing.

Will you join us?

EXHIBIT D

Testing the Waters Communications

Hi Lee, I'm Austin, the Founder of Sugar Wood. Since opening our store in 2022, we have taken New York City by storm. People from all corners of the globe have come to wrap their lips around our treats, and for good reason. Our scandalously delicious creations are more than just desserts; they're a full blown experience.

Now we are getting ready to bring our desserts to the rest of the country, and we are asking you to help us achieve this goal. We have just launched a equity crowdfunding campaign on Republic.

Our campaign is not just about desserts; it's about building a community that embraces everyone. By investing in Sugar Wood, you're not only indulging in delicious treats but also supporting a family venture that values unity and diversity.

Over the past two years, we've been on an exhilarating journey together, selling Sugar Wood's sex-positive desserts to customers from all over the world at our NYC shop. From our humble beginnings selling only Woody & Kittys to our current offering of delectable treats plus nationwide delivery, catering and event options, we've made waves across the country, and the world.

Our collaborations with esteemed brands like Durex, Focus Features, Hot97, and the dating app HUD have further solidified our presence in the market. And with fans like Andy Cohen, J Balvin, Bianca del Rio, Tommy Lee, and Whitney Cummings, we've garnered a loyal following that spans the globe, resulting in hundreds of thousands in sales.

Now, as we set our sights on scaling our brand even further, I'm thrilled to share that our fundraising campaign on Republic.com—a leading Reg C crowdfunding platform—is set to launch imminently, and we are now accepting reservations. (For those unfamiliar, Reg C crowdfunding allows users to invest directly in companies on the platform, akin to Kickstarter but with investment opportunities.)

For as little as $300 you can be a part of the next chapter of our growth.

Here's the scoop:

🚀 Goal: We are raising capital to fuel the expansion of our e-commerce operation and bring Sugar Wood to naughty dessert lovers across the country.

🍭 Perks: Get in on the action early and snag some sweet rewards as our way of saying thanks!

💰 Returns: Invest in Sugar Wood and start - or add to - your investment portfolio.

If you're in a position to invest, your support would be immensely appreciated. I also invite you to help us amplify our message by sharing the campaign link through your networks.

LEARN MORE

Whether it's via email, text, WhatsApp, Facebook, Instagram, TikTok, or LinkedIn, every bit of exposure brings us closer to our goal. Each investment signifies a vote of confidence in forward-thinking, inclusive ventures like Sugar Wood.

Should you have any questions or require further information, please don't hesitate to reach out (simply reply to this email). I'm more than happy to schedule a discussion to delve deeper into all things Sugar Wood.

Thank you for championing our unconventional and audacious vision.

Sending my warmest regards,
Austin Allan
Founder & Chief Waffle Maker

aa@sugarwood.co

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Company Name	Sugar Wood

Logo	

Headline	NYC's Naughtiest Dessert Shop

Slides



Tags   B2C, Food, Drinks, Crowd SAFE, Companies

Pitch text

Summary

- Over $600K in revenue in first 18 months of operations
- 55k+ followers and over 20 million video views on Instagram & TikTok
- High margins of core products: Woody Waffle (87.6%) & Kitty Waffle (90.2%)
- Featured in NY Post, Out Magazine, Elvis Duran & Watch What Happens Live
- Hot Industries: Bachelorette ($17B annually) & In-person experiences
- 2x founder adept at marketing & brand building; Previous exit in 2018
- Comprehensive plan for nationwide growth: e-commerce & franchise model

Opportunity

Sugar Wood

The Expansion of NYC's Naughtiest Dessert Brand

In this post-pandemic world, consumers are seeking

- a reprieve from constant negative news
- in-person shared experiences like the Museum of Ice Cream, the Color Factory & the Balloon Museum
- immersive experiences, such as interactive exhibits for artists like Van Gogh and Monet
- content for social media accounts

Enter Sugar Wood, an inclusive, sex-positive, mission-driven dessert company located on Prince Street in New York City. We make a variety of delicious desserts including waffles, cookies popsicles, and chocolate bars.

More than just serving dessert, Sugar Wood believes in:

Normalizing talk about our bodies and sex.

What better way to do this than with dessert?

Not taking life too seriously.

Now more than ever, people need a good laugh.

Treating the earth with kindness.

We avoid single-use plastics in our store.

Giving back.

We donate a portion of our profits each month to the Phluid Phoundation to support the LGBTQIA+ and other marginalized communities.

We started with a 700 sq ft retail space in Soho, and have ambitious plans to tackle the US Bachelorette Market in 2024 with a mix of direct-to-consumer and retail.

Concept at Launch

Sugar Wood opened in Soho in late June 2022. Our concept was simple: a "naughty" dessert shop with a purposefully limited menu featuring Woody & Kitty waffles and bottled water. We remained laser focused on creating an engaging customer experience and driving in-store traffic.



- The US bachelor/bachelorette market was projected to reach $17 billion in 2023. Nearly 60% of bachelorette parties spend around $1,000 on their event. 1 in 10 spend more than $4,000.

- Batch, the #1 bachelorette party planning app in the US, recently closed a $9 million Series A to expand their business.

- Experiential retailers like the Museum of Ice Cream, Color Factory, and immersive art installations have grown in popularity post-pandemic.

- Social media continues to dominate the average American's life, and our thirst for engaging content is bigger than ever. The average TikTok user opens the app 17 times a day.

Product

Desserts that are "naughty" and also do good

Sugar Wood sells "naughty" desserts at our NYC shop and online, including our signature Woody & Kitty Waffles, popsicles, cookies and chocolate bars, in addition to a selection of beverages and Sugar Wood branded merchandise, like t-shirts, keychains, candles and stickers. We also offer party boxes, private in-store events, on-site catering, and nationwide shipping of our products to meet the consumer wherever they are.

Sugar Wood's products are intended to be funny, lighthearted, memorable, highly shareable and primed to go viral on social media. We do not aim to be vulgar, offensive or tacky. We offer an immersive experience to anyone that walks through our door, with a combination of jokes, innuendo, performance and delicious treats.



BELIEVES IN...

Normalizing talk about our bodies and sex.

What better way to do this than with dessert?

Not taking life too seriously.

Now more than ever, people need a good laugh.

Treating the earth with kindness.

We avoid single-use plastics in our store.

Giving back.

We donate a portion of profits each month to support local grassroots LGBTO non-profits.



While there are stores in other parts of the world that sell similar waffles, we have created a brand unlike any other, with our NYC store at the heart of our marketing engine.

Competitive Advantages
NYC location – Given NYC's status as a global culture capital, consumers all over the world consider Sugar Wood to be a "NYC experience"
Products beyond waffles, including exclusive Sugar Wood branded items
Vast knowledge of and extensive contacts in the US retail market and US consumer packaged goods industry
Robust plan for Direct-to-Consumer business
Highly effective social media and PR efforts
Woody-Shaped Chocolate Bars
Valentine's Cookie Assortment
Naughty Gingerbread People
Naughty Valentine's People
SUGAR WOOD
#SUGARWOOD
Lick Me
Love Me
Bite Me
EAT ME
Kiss Me
U R CUTE









Location
We are strategically located in an area highly trafficked by food tourists.
Sugar Wood
4.7 (98)
Restaurant · 157 Prince St
Open · Closes 8 PM
Dine-in · Takeout · Delivery
MUSEUM OF ICE CREAM
4.2 (3,855)
Tourist attraction · 558 Broadway
Sensory museum for the sweet-toothed
Open · Closes 7 PM
Prince Street Pizza
4.5 (6,163)
$ · Pizza · 27 Prince St A
Tiny slice shop
Open · Closes 11:45 PM
The 13 Most Mouthwatering Pizzas You Can Have Shipped to Your Door Today
Dominique Ansel Bakery
4.3 (6,766)
$$ · Bakery · 189 Spring St
Destination for renowned fine baking
Open · Closes 7 PM
UNION SQUARE
GREENWICH VILLAGE
StuyTown
Washington Square Park
NOHO
EAST VILLAGE
SOHO
BOWERY
Katz's Delicatessen
Iconic Jewish deli for classic eats
LOWER MANHATTAN
Tenement Museum
John V. Lindsay East River Park
TRIBECA
CHINATOWN
LOWER EAST SIDE
The National September 11 Memorial & Museum
TWO BRIDGES
FINANCIAL DISTRICT
Manhattan Bridge
Charging Bull
Jane's Carousel
NEW JERSEY
NEW YORK



One of the most attractive parts of the Sugar Wood business model is our high margins.



Margin
Results x Learnings

Woody Waffle
$1.14 COGS /
87.6% Margin

Kitty Waffle	90.2% margin
Party Boxes	89-92% margin
Vegan Waffles	84% margin
Seasonal Cookies	92% margin
Beverages	60-75% margin
Merchandise	36-52% margin

Margins on our core products are better than forecasted, with the ability to further decrease costs as we strengthen relationships with our suppliers.

The biggest opportunities are packaging, sauces, bottled water and merchandise.

Shipping to consumers doesn't significantly erode margins.

Our Magnum Party Box, which includes 13 waffles and four signature sauces, sells for $179 and has a margin of 77.4%.

- $14.82 Waffles
- $4.72 Sauces
- $4.87 Packaging
- $16.00 Shipping cost (average)

Traction

A growing global fanbase

In 18 months, we have achieved over 53,000 combined Instagram & TikTok followers, 20 million social media video views, 150,000 business profile interactions on Google Maps, average 4.8 stars rating on Google. Sugar Wood has collaborated with condom maker Durex, dating app HUD, tele-healthcare companies Wisp and QCarePlus, and is preparing a partnership in February 2024 with Focus Features as part of the rollout for a major motion picture.

Customer
Results x Learnings

Sugar Wood appeals to all demographics:

customer of all ages, genders, races and sexualties as well as customers from dozens of countries of origin have visited the store.

As anticipated, our core customers are straight women (approx 70-75%) and gay men (approx 15-20%).'

Instagram audience statistics: 77.7% women, 68.1% US, 30.2% New York City, 17.4% 18-24, 31.9% 25-34, 27.9% 35-44



We invite customers to pin our map with their place of residence. Our map is full of pins from all over the world.


Reel insights
The only thing sweeter than dessert is a chance to experi...
Cookiee Kawaii, Tyga - Vibe (If I Back It Up)
January 20 · Duration 0:31
4151543
209465
2145
--
47094
Reel Insights
Instagram and Facebook plays 4,151,546
Instagram likes and Facebook reactions 209,465


SUGARWOOD
42.4K
LIKE & FOLLOW FOR MORE
40.5K
34.9K
32.3K
29.6K
28.2K
24.9K
PAPER
22K
21.9K

*above numbers represent unique views

Sugar Wood's content continues to perform extremely well. In January, an Instagram Reel from influencer @dineinaflash went viral with over 4 million views.

Major PR Wins
National Press Moments






Sugar Wood, NYC's sexiest bakery, has customers hot and ready

New York Post, July 14, 2022

Austin & Tom recognized as two of the most influential LGBT people of 2022 by Out Magazine

Out Magazine, November 2022

Elvis Duran interviewed Austin on his nationally broadcast morning radio show for 7.5 minutes

Elvis Duran, Dec 16, 2022

Sugar Wood appeared on BravoTV's Watch What Happens Live with Andy Cohen

WWHL, February 7, 2023

Select Press Links:

- New York Post
- Out Magazine
- Paper Magazine

 **Heather Tucker**
3 reviews · 4 photos



★★★★★ 2 months ago

How I've gone through life without knowing about this company before, is beyond me. They are nothing but THE BEST!!! Their fun, energetic staff make something that is taboo for so many, a very safe environment to learn how to become more comfortable talking about sex. I highly recommend 🔥 ... **More**




 **Sally Cabrera**
Local Guide · 83 reviews · 874 photos



★★★★★ 9 months ago

Very cozy, adult friendly pastry shop! Saw this place show up on my Instagram feed and became curious to try out what they had to offer. The woman attending me was very bubbly and made my friend and I laugh by asking us what flavor we wanted or which waffle we wanted. The shop itself is kinda small, so if it's packed here, be prepared to eat your woodys or kitty's outside as onlookers walk by! The waffles themselves were actually very soft and warm and the frosting made it that more flavorful.



Bonnie Baham
3 reviews · 1 photo

★★★★★ 3 months ago

Came all the way from Louisiana & Bryan def made my first trip memorable!



BRYAN

Thank you so very much for being a glorious, sexy, joyful part of our amazing day! 💋🫶 Waffles delish, concept scrumptious, perfection in an imperfect world!

Business Model

In 2024 we will take Sugar Wood

National via Direct-to-Consumer

Sugar Wood has adopted an omnichannel strategy for its next phase of growth. While we remain focused on selling the Sugar Wood Experience in our NYC flagship store and any future locations, we recognize that only a small percentage of consumers can make the trip to New York City.

As part of our efforts to expand Sugar Wood's reach, sugarwood.co is now built on Shopify for a seamless checkout process. At the end of Q1 we will transition our in-store POS to Shopify, allowing for better data capture wherever the customer chooses to shop.

Also in the pipeline for 2024: redesigned product pages and website architecture to place greater emphasis on e-commerce, expanded product offerings, and custom packaging for waffle and cookie boxes providing a truly memorable unboxing experience.

To support these efforts we will expand our digital marketing efforts including SEO, Google Ads, email and SMS.

Vision And Strategy

Expansion and profitability

We aim to make Sugar Wood nationwide brand by the end of 2024 with a thriving direct-to-consumer business, an upward growth trajectory for the NYC flagship store, and begin planning for a second location.



Bachlorette Parties, Private Parties

BACH, the #1 bachelorette party-planning app in the US, estimates that the bachelorette industry is worth $17 billion nationally. The average bachelorette party has 10.2 attendees.

We have created a menu of offerings to cater to those planning events, with prices starting at $179 plus tax and gratuity for our most economical packages. Our more experiential offerings (store buyouts and on premise waffle service) start at $400 plus tax and gratuity.

Sugar Wood has joined the Wedding International Professional Association (**WIPA**). We have already made inroads with wedding planners who are recommending us to the brides-to-be for their bachelorette parties and other service providers.

We have developed an outreach program for hotel concierges, with the Soho Grand and Gansevoort Hotels already on board.

A bachelorette recently booked a **private two hour party at Sugar Wood for $2800.**

We plan to invest additional marketing dollars to target hospitality professionals and event coordinators in the NYC area via SEM and social media ads to further develop this lucrative revenue stream.



This year we are placing a greater emphasis on marketing for events and catering. As much as 20% of our in-store traffic comes for bachelorette and birthday parties, and two of our busiest months are December (holiday) and February (Valentine's Day) with customers purchasing boxes of waffles and cookies to share with friends and loved ones.

To support this channel, we recently added to sugarwood.co a self-booking option for in-store and on premise events, powered by the app Peek, We have also established a relationship with the party and travel planning app Batch, made online ordering for both local and national delivery easier than ever, joined the NYC chapter of WIPA (Wedding International Professionals Association), and began participating in quarterly Wedding Salon events in the greater NYC area.

And perhaps most importantly we have entered into a partnership with NYBucketList, a partner we have worked with multiple times to advertise Sugar Wood. After multiple successful private Cookie & Waffle Decorating Parties in 2023, we are launching a ticketed events series with Bucket List to offer this experience to their 3.4 million person global audience. The first block of dates in February is expected to generate $17,000 in revenue for Sugar Wood.

Leadership

Founder with extensive experience in marketing and brand building, and

one previous exit

Hi I'm Austin Allan. I'm a seasoned marketer, brand builder, and out of the box thinker. That's me below with Tom Smallwood, the award winning pastry chef who consults on Sugar Wood's recipes.

In 2013 I started a brand called Tio Gazpacho, a first of its kind drinkable bottled soup brand. I was able to secure investments from celebrity chef and humanitarian José Andrés and General Mills. In 2019 we sold Tio Gazpacho to Novamex, the El Paso based beverage group whose portfolio includes the Jarritos soda brand, C2O coconut water, and Steazs organic ice tea.



I am fortunate to have the support of incredible advisors and investors.

Our Advisors

- Michelle Muller - Customer Experience, Co-Founder & CXO of Little Spoon

- Tom Smallwood - Culinary, formerly of Magnolia Bakery and contestant on Food Network's Spring Baking Championship Season 8
- Sal DiBenedetto - Social Media, @thegrubfather (380k followers)

Notable investors

- Tim Franks - Partner KKR London & Andrew Pirrie
  "We had been following Austin's career and got excited when he was thinking of something new. We have been investors in a number of consumer facing brands on a personal basis both in Europe and the US, and Tim is a 25 year veteran consumer focused investor within a couple of the world's largest private equity houses. We like the margins, the potential return on capital and the brand positioning.
- Bert Duarte - Managing Director, Charlesbank Capital Partners
- Matt Batham - Partner, Deloitte London
- Aaron Schlaphoff - Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP
- Jason Lenhart - Vice President Technology Engineering, JetBlue
- Michelle Muller - Co-Founder & CXO, Little Spoon
  Investing in Sugar Wood was a no brainer for me. I'm privileged to know Austin Allan for well over a decade and had a front row seat to his work ethic and behavior running his first startup. As an entrepreneur myself, I am keenly aware that the success of a business is directly tied to the founding team and their drive "to win." I would bet everything all over again on Austin, given the chance.
- Ronnie Gross - President and COO G. Holdings LLC

Team

	Michelle Muller	Customer Experience, Co-Founder & CXO of Little Spoon	
	Austin Allan	Founder	Seasoned Marketer, Brand Builder and Entrepreneur.

Perks

$300	25% off any two (2) online or in-store orders
$500	Limited Edition Sugar Wood T-Shirt + 25 % off any two (2) online or in-store orders
$750	Limited Edition Sugar Wood T-Shirt + 50 % off any two (2) online or in-store orders
$1,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the continental US
$2,500	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for 50% off four online or in-store orders
$5,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for 75% off five online or in-store orders
$10,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for six free items (party boxes, merch, etc, up to $98 value) online or in-store

$25,000	Limited Edition Sugar Wood T-Shirt + A group event at our store (or catering for up to 20 people in NYC) + 6 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six
$50,000	Limited Edition Sugar Wood T-Shirt + A Private Party at our store (or catering for up to 40 people in NYC) + 6 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six Cookies
$100,000	Includes $1000 Perk Level + 2 Private Parties at our store (or one catering for up to 100 people in NYC) + 12 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six Cookies

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





Company Name	Sugar Wood

Logo



Headline	NYC's Naughtiest Dessert Brand Goes National

Slides



Tags   B2C, Food, Drinks, Crowd SAFE, Companies

Pitch text

Summary

- Over $600K in revenue in first 18 months. On track to $1M in 2024
- 55k+ followers and over 20+ million video views on Instagram & TikTok
- High margin core products (85-90%). On track to profitability by July 2024
- Featured in NY Post, Out Magazine, Elvis Duran & Bravo
- Perched at sweet spot between bachelorettes ($17B) and experiential retail
- 2x founder adept at brand bldg.Previous exit to int'l beverage conglomerate
- Comprehensive plan to spread our sweetness nationwide via e-commerce

Opportunity

After "NYC's Naughtiest Dessert Brand Goes National"



In this post-pandemic world, consumers are seeking

An escape from their day-to-day
Shared, immerse experiences
Perfect, shareable social media moments

Enter Sugar Wood, a haven of inclusivity and a champion of sex-positivity, in NYC's vibrant Soho neighborhood. Our lineup includes our naughty waffles, scandalous cookies, cheeky popsicles, and titillating chocolate bars designed to delight and entertain.

More than just serving dessert, Sugar Wood believes in:



Normalizing talk about our bodies and sex.

What better way to do this than with dessert?



Not taking life too seriously.

Now more than ever, people need a good laugh.



Treating the earth with kindness.

We avoid single-use plastics in our store.



Giving back.

We donate a portion of our profits each month to the Phluid Phoundation to support the LGBTQIA+ and other marginalized communities.

Expanding Horizons

From our 700 sq ft in Soho, we're expanding into the US e-commerce scene in 2024, aiming to sweeten direct-to-consumer and retail channels alike, with a keen eye on gifting and celebrations that call for a bit of Sugar Wood flair.

157 Prince Street & Beyond

Our Soho spot is more than a shop; it's where our experience begins. It's the heart of Sugar Wood, pumping our unique blend of joy and naughtiness across America.



SUGARWOOD
NOT YOUR MOM'S WAFFLES
EST. 2022 SOHO, NYC

This Way!

GREENWICH VILLAGE
Washington Square Park
NOHO
SOHO
BOWER
LOWER MANHATTAN
NEW YORK

Sugar Wood: Primed for Sweet Success
Sugar Wood stands at the forefront of market trends and consumer preferences, perfectly positioned for growth and engagement:

- **Social Media Savvy**: with the average TikTok user engaging 17 times daily, our content is ripe for capturing the hearts and screens of Americans.
- **Bachelorette Market Potential**: The US bachelor/bachelorette party sector, projected to have reached $17 billion in 2023, is a rich field to showcase our unique offerings. Nearly 60% of these celebrations budget around $1,000, while a lavish 10% allocate over $4,000.
- **Tech-Enabled Celebrations**: The rise of Batch, the premier bachelorette party planning app, which recently secured a $9 million Series A, signals the growing tech infusion in event planning.

  Experiential Retail Rise: The post-pandemic surge in "Museum" retail attractions (Museum of Ice Cream, Color Factory, Balloon Museum) and interactive art exhibits (Van Gogh, Rembrandt, ArTecHouse) highlights a broader appetite for immersive experiences. In this vibrant landscape,

Sugar Wood is not just participating; we're leading the parade, one sweet step at a time.

Product

Where Naughty Meets Flavor

At Sugar Wood, we've perfected the art of blending cheekiness and charm with our array of desserts and merchandise. Our menu, featuring the playful Woody & Kitty Waffles, tantalizing popsicles, scandalous cookies, and sinful chocolate bars, is crafted to engage and generate buzz.



Beyond sweets, we extend our brand's spirit into branded items, including t-shirts, totes and candles, designed to enchant and engage. Our offerings don't just end at the counter; with party boxes, nationwide shipping, and private events, we ensure Sugar Wood's unique flavor reaches every corner, inviting consumers to a world where lighthearted fun meets tasty excellence.

Every touchpoint, from our treats to our tweets, is imbued with the intent to engage, share, and cheekily surprise, without ever crossing into vulgarity. In a marketplace of the mundane, Sugar Wood stands as a beacon of uniqueness, making not just desserts, but lasting impressions.

Oh, And Did We Mention The Margins?



Margin
Results x Learnings

Woody Waffle $1.14 COGS / 87.6% Margin

Kitty Waffle	90.2% margin
Party Boxes	89-92% margin
Vegan Waffles	84% margin
Seasonal Cookies	92% margin
Beverages	60-75% margin
Merchandise	36-52% margin

Margins on our core products are better than forecasted, with the ability to further decrease costs as we strengthen relationships with our suppliers.

The biggest opportunities are packaging, sauces, bottled water and merchandise.

Our direct-to-consumer shipping model also shines, delivering joy without compromising on profitability:

Magnum Party Box: Priced at $179, this crowd-pleaser includes 13 waffles and four signature sauces, maintaining a delectable margin of 77.4%.

- Waffles (cost): $14.82
- Sauces (cost): $4.72
- Packaging (cost): $4.87
- Average shipping: $16.00

At Sugar Wood, we blend financial wisdom with culinary adventure, creating an investment as appealing as our desserts.

Traction

Our Woody Is Growing (Globally)

In just a year and a half, Sugar Wood has whipped up a deliciously devoted global fanbase, flirting its way into hears and fees with playful prowess and a cheeky charm that's hard to resist. Here's a taste of our mouthwatering milestones:

- **Social Media**: Sugar Wood boasts over 55,000 followers between Instagram and TikTok.
- **Viral Ideos**: Our videos have seduced screens worldwide, amassing 21 million views.
- **Map-Worthy Momentum**: With 150,000 interactions on Google Maps, we're not just a spot but a destination.
- **Stellar Impressions**: Our Google charm shines bright with a 4.8-star rating.

Our recipe for success also includes a dash of daring collaborations, blending sweet with savvy:

- **Playful Partnerships**: From our titillating collaboration with Durex condoms to our sultry partnership with the dating app HUD.
- **Audacious Audios**: We teamed up with the provocative Whoreible Decisions and In Yo Mouth! podcasts.
- **Decadence with a splash of education**: Joining forces with tele-healthcare pioneers Wisp and QCarePlus.
- **Mainstream is calling**: Upcoming collaborations include Focus Features and Island Records.

At Sugar Wood, it's not just about serving desserts; it's about creating connections, once cheeky treat at a time.



Let's Talk About Revenue, Baby



Sugar Wood's global sweet spot

At Sugar Wood, we're all about spreading joy, and our map is a testament to the love we've received, dotted with pins from dessert devotees from across the globe. It's not just a map; it's a mosaic of moments shared by our sugar-smitten fans.

When it comes to social media, our Woodys and Kittys are magnets for engagement - every post is a spark of connection, drawing likes, loves, and laughs from an audience captivated by our cheeky charm and mouth watering creations.

Customer
Results x Learnings

Sugar Wood appeals to all demographics:

customer of all ages, genders, races and sexualties as well as customers from dozens of countries of origin have visited the store.

As anticipated, our core customers are straight women (approx 70-75%) and gay men (approx 15-20%).¹

Instagram audience statistics: 77.7% women, 68.1% US, 30.2% New York City, 17.4% 18-24, 31.9% 25-34, 27.9% 35-44



 **Heather Tucker**
3 reviews · 4 photos

★ ★ ★ ★ ★ 2 months ago

How I've gone through life without knowing about this company before, is beyond me. They are nothing but THE BEST!!! Their fun, energetic staff make something that is taboo for so many, a very safe environment to learn how to become more comfortable talking about sex. I highly recommend 🔥 ... More

 **Bonnie Baham**
3 reviews · 1 photo

★ ★ ★ ★ ★ 3 months ago

Came all the way from Louisiana & Bryan def made my first trip memorable!





A taste of Some Viral Sugar Wood Moments



The Press Is Hooked Too

NEW YORK POST

Sugar Wood, NYC's sexiest bakery, has customers hot and ready





Out

Out100 2022: 12 LGBTQ+ Moguls of Fashion and Business
By Out.com Editors | 10/27/22



Austin Allan and Tom Smallwood

Across the world, naughty dessert shops have opened their doors in places like Bangkok, Paris, London, Copenhagen, New York City, and Toronto. Earlier this year, New York City found itself with a new addition in SoHo called Sugar Wood, where customers can buy "Woody" (penis-shaped) or "Kitty" (vagina-shaped) waffles.

One half of the brains behind the bakery is marketing guru Austin Allan, who was the founder of a company that sold drinkable soup. Allan also spent several years doing marketing for a variety of food and beverage companies, including Dr. Praeger's Sensible Foods. "I believe my purpose in life is to spread joy and equality through food," says Allan. "This is the first time I have been able to do both in the same project."

While it was Allan who came up with the idea for Sugar Wood, it was celebrity baker Tom Smallwood who helped with the culinary, design, and operations aspects of the business. Smallwood started his career in the pharmaceutical industry but pivoted to baking in 2016. Since then, he's worked at various bakeries in New York City, including the famous



Business Model

Strategic Business Model Evolution at Sugar Wood

Sugar Wood is embracing an omnichannel approach to fuel our next growth chapter. While our NYC flagship store continues to be the heart of the Sugar Wood Experience, we acknowledge the geographical limitations faced by many of our potential customers. In response, we're expanding our digital footprint to ensure Sugar Wood can reach dessert enthusiasts everywhere.

Our website, sugarwood.co, now operates on Shopify, offering customers a streamlined checkout experience. This enhancement is part of a broader initiative that includes transitioning our in-store POS systems to Shopify in Q2, enhancing our ability to gather and utilize customer data across all shopping channels.

We're excited to announce that we recently revamped our website experience, which includes redesigned product pages, more engaging visuals and an updated site architecture. Additionally, we'll introduce expanded product lines and custom packaging for our waffle and cookie boxes, designed to create an unforgettable unboxing experience for our customers.

To bolster these initiatives, we're ramping up our digital marketing strategies, encompassing SEO, Google Ads, email, and SMS marketing, to connect with our audience more effectively.

Financially, this strategic pivot is promising. Our e-commerce operations are expected to achieve margins between 68-72%, contributing a 34% increase in overall company revenue.

Vision And Strategy

Strategic Growth and Profitability Plans for Sugar Wood

Our objective is to elevate Sugar Wood to a prominent national presence by the end of 2024, focusing on a robust direct-to-consumer strategy, specialized private event and catering services, and continued growth of our NYC flagship store.

In our pursuit of expansion, significant marketing resources are being allocated towards events, catering, and key holiday periods. Remarkably, up to 40% of our revenue is generated from targeted occasions such as bachelorette and birthday parties, as well as major holidays like Christmas, Valentine's Day, and the winter season. This highlights the substantial growth potential within our events segment.

Understanding the diverse revenue streams of Sugar Wood—spanning online, in-store sales, and private events—is crucial for recognizing the expansive opportunities in event planning and execution.

To streamline event bookings, we've integrated a self-booking feature on sugarwood.co, utilizing the Peek app for effortless scheduling of in-store and on-premises events. Further enhancing our event strategy, we've forged partnerships with notable party and travel planning platforms, as well as with local hotels. Our efforts extend to simplifying online orders for both local and nationwide delivery and actively engaging in wedding/bachelorette industry events and expos to broaden our network.

A particularly exciting advancement is our collaboration with BucketListers a digital media company with local, national and international reach. This relationship has evolved into a Cookie & Waffle Decorating Parties ticketed event series, promoted to NY Bucket List's audience of 1.9 million. The initial series in February is projected to contribute $10,000 to Sugar Wood's revenue, marking a promising development in our expansion strategy.




EVERY SUGAR WOOD CELEBRATION HAS A HAPPY ENDING
HAPPY HOUR - STANDARD
Celebrating a birthday? Bachelorette? NYC weekend? Then bring your crew to Sugar Wood, for the ultimate over-the-top dessert experience. Our drizzologists make fresh Woody and Kitty waffles for each of your guests, dipped in our decadent sauces... The deeper the better if you ask us. ;-) Your Insta feed and your stomach will thank you.
This package includes one dessert and one beverage per person. We can accommodate dairy-free/vegan and gluten-free guests with prior notice. Call, text or email for additional custom options.
Standard Happy Hour packages starting at $16 per person
BOOK NOW


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Leadership

Founder with extensive experience in marketing and brand building, and one previous exit

Hi I'm Austin Allan. I'm a seasoned marketer, brand builder, and out of the box thinker. That's me below with Tom Smallwood, the award winning pastry chef who consults on Sugar Wood's recipes.

Austin Allan is a distinguished professional with an extensive background in marketing, brand development, and innovative thinking. His entrepreneurial journey commenced in 2013 with the creation of Tio Gazpacho, a pioneering brand in the drinkable bottled soup sector. Demonstrating exceptional strategic acumen, Austin successfully garnered investments from notable figures such as celebrity chef and philanthropist José Andrés, as well as General Mills. The culmination of his efforts and visionary leadership was the acquisition of Tio Gazpacho by Novamex in 2019. Novamex, a multibillion dollar beverage conglomerate based in El Paso, TX is known for managing a diverse portfolio that includes brands like Jarritos soda, and newer acquisitions C2O coconut water and Steaz iced tea.



Austin is supported by a cadre of remarkable advisors and investors, contributing to the foundation of his success.

Our Advisors

- Michelle Muller - Customer Experience, Co-Founder & CXO of Little Spoon
- Tom Smallwood - Culinary, formerly of Magnolia Bakery and contestant on Food Network's Spring Baking Championship Season 8
- Sal DiBenedetto - Social Media, @thegrubfather (380k followers)

Notable investors

- Tim Franks - Partner KKR London & Andrew Pirrie
  "We had been following Austin's career and got excited when he was thinking of something new. We have been investors in a number of consumer facing brands on a personal basis both in Europe and the US, and Tim is a 25 year veteran consumer focused investor within a couple of the world's largest private equity houses. We like the margins, the potential return on capital and the brand positioning.
- Bert Duarte - Managing Director, Charlesbank Capital Partners
- Matt Batham - Partner, Deloitte London
- Aaron Schlaphoff - Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP
- Jason Lenhart - Vice President Technology Engineering, JetBlue
- Michelle Muller - Co-Founder & CXO, Little Spoon
  Investing in Sugar Wood was a no brainer for me. I'm privileged to know Austin Allan for well over a decade and had a front row seat to his work ethic and behavior running his first startup. As an entrepreneur myself, I am keenly aware that the success of a business is directly tied to the founding team and their drive "to win." I would bet everything all over again on Austin, given the chance.
- Ronnie Gross - President and COO G. Holdings LLC

Team

	Michelle Muller	Customer Experience, Co-Founder & CXO of Little Spoon	
	Austin Allan	Founder	Seasoned Marketer, Brand Builder and Entrepreneur.

Perks

$300	25% off any two (2) online or in-store orders
$500	Limited Edition Sugar Wood T-Shirt + 25 % off any two (2) online or in-store orders
$750	Limited Edition Sugar Wood T-Shirt + 50 % off any two (2) online or in-store orders
$1,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the continental US
$2,500	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for 50% off four online or in-store orders
$5,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for 75% off five online or in-store orders
$10,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for six free items (party boxes, merch, etc, up to $98 value) online or in-store

$25,000	Limited Edition Sugar Wood T-Shirt + A group event at our store (or catering for up to 20 people in NYC) + 6 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six
$50,000	Limited Edition Sugar Wood T-Shirt + A Private Party at our store (or catering for up to 40 people in NYC) + 6 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six Cookies
$100,000	Includes $1000 Perk Level + 2 Private Parties at our store (or one catering for up to 100 people in NYC) + 12 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six Cookies

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 Republic

Company Name	Sugar Wood
Logo	
Headline	NYC's naughtiest dessert brand goes national

Slides


SUGAR WOOD


AS SEEN ON
SURFACE
EATER
SECRET NYC
Out
NEW YORK POST
thrillist
PAPER
WATCH WHAT HAPPENS L!VE


"SUGAR WOOD HAS CUSTOMERS
HOT AND READY."
-EATER NY








"ONE WAY OR ANOTHER
YOU'LL BE SALIVATING"
-THRILLIST


WE'RE GROWERS
SUGARWOOD
REDEFINING SWEETNESS,
ONE NAUGHTY NIBBLE AT A TIME.

Tags B2C, Food, Drinks, Crowd SAFE, Companies

Pitch text

Summary

- Over $600K in revenue in first 18 months. On track to $1M in 2024
- 55k+ followers and over 20+ million video views on Instagram & TikTok
- High margin core products (85-90%). On track to profitability by July 2024
- Featured in NY Post, Out Magazine, Elvis Duran & Bravo
- Perched at sweet spot between bachelorettes ($17B) and experiential retail
- 2x founder adept at brand bldg.Previous exit to int'l beverage conglomerate
- Comprehensive plan to spread our sweetness nationwide via e-commerce

Opportunity

NYC's naughtiest dessert brand goes national



In this post-pandemic world, consumers are seeking:

- An escape from their day-to-day
- Shared, immerse experiences

- Perfect, shareable social media moments

Enter Sugar Wood, a haven of inclusivity and a champion of sex-positivity, in NYC's vibrant Soho neighborhood. Our lineup includes our naughty waffles, scandalous cookies, cheeky popsicles, and titillating chocolate bars designed to delight and entertain.

More than just serving dessert, Sugar Wood believes in:


Normalizing talk about our bodies and sex.

What better way to do this than with dessert?


Not taking life too seriously.

Now more than ever, people need a good laugh.


Treating the earth with kindness.

We avoid single-use plastics in our store.


Giving back.

We donate a portion of our profits each month to the Phluid Phoundation to support the LGBTQIA+ and other marginalized communities.

Expanding Horizons

From our 700 sq ft in Soho, we're expanding into the US e-commerce scene in 2024, aiming to sweeten direct-to-consumer and retail channels alike, with a keen eye on gifting and celebrations that call for a bit of Sugar Wood flair.

157 Prince Street & beyond

Our Soho spot is more than a shop; it's where our experience begins. It's the heart of Sugar Wood, pumping our unique blend of joy and naughtiness across America.



SUGARWOOD
SUGAR WOOD
NOT YOUR MOM'S WAFFLES
EST. 2022 SOHO, NYC

This Way!

GREENWICH VILLAGE
Washington Square Park
NOHO
SUGAR WOOD
SOHO
LOWER MANHATTAN
NEW YORK

Sugar Wood: Primed for Sweet Success

Sugar Wood stands at the forefront of market trends and consumer preferences, perfectly positioned for growth and engagement:

- **Social Media Savvy**: with the average TikTok user engaging 17 times daily, our content is ripe for capturing the hearts and screens of Americans.
- **Bachelorette Market Potential**: The US bachelor/bachelorette party sector, projected to have reached $17 billion in 2023, is a rich field to showcase our unique offerings. Nearly 60% of these celebrations budget around $1,000, while a lavish 10% allocate over $4,000.
- **Tech-Enabled Celebrations**: The rise of Batch, the premier bachelorette party planning app, which recently secured a $9 million Series A, signals the growing tech infusion in event planning.

Experiential Retail Rise: The post-pandemic surge in "Museum" retail attractions (Museum of Ice Cream, Color Factory, Balloon Museum) and interactive art exhibits (Van Gogh, Rembrandt, ArTecHouse) highlights a broader appetite for immersive experiences. In this vibrant landscape, Sugar

Wood is not just participating; we're leading the parade, one sweet step at a time.

Product

Where Naughty Meets Flavor

At Sugar Wood, we've perfected the art of blending cheekiness and charm with our array of desserts and merchandise. Our menu, featuring the playful Woody & Kitty Waffles, tantalizing popsicles, scandalous cookies, and sinful chocolate bars, is crafted to engage and generate buzz.



Beyond sweets, we extend our brand's spirit into branded items, including t-shirts, totes and candles, designed to enchant and engage. Our offerings don't just end at the counter; with party boxes, nationwide shipping, and

private events, we ensure Sugar Wood's unique flavor reaches every corner, inviting consumers to a world where lighthearted fun meets tasty excellence.

Every touchpoint, from our treats to our tweets, is imbued with the intent to engage, share, and cheekily surprise, without ever crossing into vulgarity. In a marketplace of the mundane, Sugar Wood stands as a beacon of uniqueness, making not just desserts, but lasting impressions.

Oh, And Did We Mention The Margins?


Margin
Results x Learnings
Woody Waffle
$1.14 COGS /
87.6% Margin
Kitty Waffle 90.2% margin
Party Boxes 89-92% margin
Vegan Waffles 84% margin
Seasonal Cookies 92% margin
Beverages 60-75% margin
Merchandise 36-52% margin
Packaging
Ingredients
Sauces
Margins on our core products are better than forecasted, with the ability to further decrease costs as we strengthen relationships with our suppliers.
The biggest opportunities are packaging, sauces, bottled water and merchandise.

Our direct-to-consumer shipping model also shines, delivering joy without compromising on profitability:

Magnum Party Box: Priced at $179, this crowd-pleaser includes 13 waffles and four signature sauces, maintaining a delectable margin of 77.4%.

- Waffles (cost): $14.82
- Sauces (cost): $4.72
- Packaging (cost): $4.87
- Average shipping: $16.00

At Sugar Wood, we blend financial wisdom with culinary adventure, creating an investment as appealing as our desserts.

Traction

Our Woody Is Growing (Globally)

In just a year and a half, Sugar Wood has whipped up a deliciously devoted global fanbase, flirting its way into hears and fees with playful prowess and a cheeky charm that's hard to resist. Here's a taste of our mouthwatering milestones:

- **Social Media**: Sugar Wood boasts over 55,000 followers between Instagram and TikTok.
- **Viral Ideos**: Our videos have seduced screens worldwide, amassing 21 million views.
- **Map-Worthy Momentum**: With 150,000 interactions on Google Maps, we're not just a spot but a destination.
- **Stellar Impressions**: Our Google charm shines bright with a 4.8-star rating.

Our recipe for success also includes a dash of daring collaborations, blending sweet with savvy:

- **Playful Partnerships**: From our titillating collaboration with Durex condoms to our sultry partnership with the dating app HUD.
- **Audacious Audios**: We teamed up with the provocative Whoreible Decisions and In Yo Mouth! podcasts.
- **Decadence with a splash of education**: Joining forces with tele-healthcare pioneers Wisp and QCarePlus.
- **Mainstream is calling**: Upcoming collaborations include Focus Features and Island Records.

At Sugar Wood, it's not just about serving desserts; it's about creating connections, once cheeky treat at a time.



Let's Talk About Revenue, Baby



Sugar Wood's global sweet spot

At Sugar Wood, we're all about spreading joy, and our map is a testament to the love we've received, dotted with pins from dessert devotees from across the globe. It's not just a map; it's a mosaic of moments shared by our sugar-smitten fans.

When it comes to social media, our Woodys and Kittys are magnets for engagement - every post is a spark of connection, drawing likes, loves, and laughs from an audience captivated by our cheeky charm and mouth watering creations.



Customer
Results x Learnings

Sugar Wood appeals to all demographics:

customer of all ages, genders, races and sexualties as well as customers from dozens of countries of origin have visited the store.

As anticipated, our core customers are straight women (approx 70-75%) and gay men (approx 15-20%).[1]

Instagram audience statistics: 77.7% women, 68.1% US, 30.2% New York City, 17.4% 18-24, 31.9% 25-34, 27.9% 35-44



Heather Tucker
3 reviews · 4 photos

★★★★★ 2 months ago

How I've gone through life without knowing about this company before, is beyond me. They are nothing but THE BEST!!! Their fun, energetic staff make something that is taboo for so many, a very safe environment to learn how to become more comfortable talking about sex. I highly recommend 🔥 ... More



Bonnie Baham
3 reviews · 1 photo

★★★★★ 3 months ago

Came all the way from Louisiana & Bryan def made my first trip memorable!

A taste of Some Viral Sugar Wood Moments



SUGAR WOOD
96.1K
LA PLUS GROSSE
DE NEW YORK
bien dure full chocolat
60.3K
4.3M
#SUGARWOOD
17.6K
Love
223K
36.5K

The Press Is Hooked Too



NEW YORK POST

Sugar Wood, NYC's sexiest bakery, has customers hot and ready





Out

Out100 2022: 12 LGBTQ+ Moguls of Fashion and Business
By Out.com Editors | 10/27/22

Austin Allan and Tom Smallwood

Across the world, naughty dessert shops have opened their doors in places like Bangkok, Paris, London, Copenhagen, New York City, and Toronto. Earlier this year, New York City found itself with a new addition in SoHo called Sugar Wood, where customers can buy "Woody" (penis-shaped) or "Kitty" (vagina-shaped) waffles.

One half of the brains behind the bakery is marketing guru Austin Allan, who was the founder of a company that sold drinkable soup. Allan also spent several years doing marketing for a variety of food and beverage companies, including Dr. Praeger's Sensible Foods. "I believe my purpose in life is to spread joy and equality through food," says Allan. "This is the first time I have been able to do both in the same project."

While it was Allan who came up with the idea for Sugar Wood, it was celebrity baker Tom Smallwood who helped with the culinary, design, and operations aspects of the business. Smallwood started his career in the pharmaceutical industry but pivoted to baking in 2016. Since then, he's worked at various bakeries in New York City, including the famous



Business Model

Strategic Business Model Evolution at Sugar Wood

Sugar Wood is embracing an omnichannel approach to fuel our next growth chapter. While our NYC flagship store continues to be the heart of the Sugar Wood Experience, we acknowledge the geographical limitations faced by many of our potential customers. In response, we're expanding our digital footprint to ensure Sugar Wood can reach dessert enthusiasts everywhere.

Our website, sugarwood.co, now operates on Shopify, offering customers a streamlined checkout experience. This enhancement is part of a broader initiative that includes transitioning our in-store POS systems to Shopify in Q2, enhancing our ability to gather and utilize customer data across all shopping channels.

We're excited to announce that we recently revamped our website experience, which includes redesigned product pages, more engaging visuals and an updated site architecture. Additionally, we'll introduce expanded product lines and custom packaging for our waffle and cookie boxes, designed to create an unforgettable unboxing experience for our customers.

To bolster these initiatives, we're ramping up our digital marketing strategies, encompassing SEO, Google Ads, email, and SMS marketing, to connect with our audience more effectively.

Financially, this strategic pivot is promising. Our e-commerce operations are expected to achieve margins between 68-72%, contributing a 34% increase in overall company revenue.

Vision And Strategy

Strategic Growth and Profitability Plans for Sugar Wood

Our objective is to elevate Sugar Wood to a prominent national presence by the end of 2024, focusing on a robust direct-to-consumer strategy, specialized private event and catering services, and continued growth of our NYC flagship store.

In our pursuit of expansion, significant marketing resources are being allocated towards events, catering, and key holiday periods. Remarkably, up to 40% of our revenue is generated from targeted occasions such as bachelorette and birthday parties, as well as major holidays like Christmas, Valentine's Day, and the winter season. This highlights the substantial growth potential within our events segment.

Understanding the diverse revenue streams of Sugar Wood—spanning online, in-store sales, and private events—is crucial for recognizing the expansive opportunities in event planning and execution.

To streamline event bookings, we've integrated a self-booking feature on sugarwood.co, utilizing the Peek app for effortless scheduling of in-store and on-premises events. Further enhancing our event strategy, we've forged partnerships with notable party and travel planning platforms, as well as with local hotels. Our efforts extend to simplifying online orders for both local and nationwide delivery and actively engaging in wedding/bachelorette industry events and expos to broaden our network.

A particularly exciting advancement is our collaboration with BucketListers a digital media company with local, national and international reach. This relationship has evolved into a Cookie & Waffle Decorating Parties ticketed event series, promoted to NY Bucket List's audience of 1.9 million. The initial series in February is projected to contribute $10,000 to Sugar Wood's revenue, marking a promising development in our expansion strategy.



Leadership

Founder with extensive experience in marketing and brand building, and one previous exit

Hi I'm Austin Allan. I'm a seasoned marketer, brand builder, and out of the box thinker. That's me below with Tom Smallwood, the award winning pastry chef who consults on Sugar Wood's recipes.

Austin Allan is a distinguished professional with an extensive background in marketing, brand development, and innovative thinking. His entrepreneurial journey commenced in 2013 with the creation of Tio Gazpacho, a pioneering brand in the drinkable bottled soup sector. Demonstrating exceptional strategic acumen, Austin successfully garnered investments from notable figures such as celebrity chef and philanthropist José Andrés, as well as General Mills. The culmination of his efforts and visionary leadership was the acquisition of Tio Gazpacho by Novamex in 2019. Novamex, a multibillion dollar beverage conglomerate based in El Paso, TX is known for managing a diverse portfolio that includes brands like Jarritos soda, and newer acquisitions C2O coconut water and Steaz iced tea.



Austin is supported by a cadre of remarkable advisors and investors, contributing to the foundation of his success.

- Michelle Muller - Co-Founder & CXO of Little Spoon. Investor Experience Advisor

- Tim Franks - Partner KKR London & Andrew Pirrie. Investors
- Bert Duarte - Managing Director, Charlesbank Capital Partners. Investor
- Aaron Schlaphoff - Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP. Investor
- Jason Lenhart - Vice President Technology Engineering, JetBlue. Investor
- Tom Smallwood - formerly of Magnolia Bakery and contestant on Food Network's Spring Bakery Championship Season 8. Culinary Advisor
- Sal DiBenedetto - @thegrubfather (385K followers). Social Medial Management & Strategy

"Investing in Sugar Wood was a no brainer for me. I'm privileged to know Austin Allan for well over a decade and had a front row seat to his work ethic and behavior running his first startup. As an entrepreneur myself, I am keenly aware that the success of a business is directly tied to the founding team and their drive "to win." I would bet everything all over again on Austin, given the chance." - Michelle Muller

"We had been following Austin's career and got excited when he was thinking of something new. We have been investors in a number of consumer facing brands on a personal basis both in Europe and the US, and Tim is a 25 year veteran consumer focused investor within a couple of the world's largest private equity houses. We like the margins, the potential return on capital and the brand positioning." - Tim Franks & Andrew Pirrie

Team

	Michelle Muller	Customer Experience, Co-Founder & CXO of Little Spoon	
	Austin Allan	Founder	Seasoned Marketer, Brand Builder and Entrepreneur.

Perks

$300	25% off any two (2) online or in-store orders
$500	Limited Edition Sugar Wood T-Shirt + 25 % off any two (2) online or in-store orders
$750	Limited Edition Sugar Wood T-Shirt + 50 % off any two (2) online or in-store orders
$1,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the continental US
$2,500	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for 50% off four online or in-store orders
$5,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for 75% off five online or in-store orders
$10,000	Limited Edition Sugar Wood T-Shirt + One Big Pink Box (waffles) delivered anywhere in the US + Discount code for six free items (party boxes, merch, etc, up to $98 value) online or in-store

$25,000	Limited Edition Sugar Wood T-Shirt + A group event at our store (or catering for up to 20 people in NYC) + 6 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six
$50,000	Limited Edition Sugar Wood T-Shirt + A Private Party at our store (or catering for up to 40 people in NYC) + 6 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six Cookies
$100,000	Includes $1000 Perk Level + 2 Private Parties at our store (or one catering for up to 100 people in NYC) + 12 Month Sugar Wood Subscription - Every other month you will receive One Big Pink Box (waffles) + Six Chocolate Bars + Six Cookies

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 Republic

Company Name	Sugar Wood

Logo



Headline	NYC's Naughtiest Dessert Shop

Slides



Tags   B2C, Food, Drinks

Pitch text

Summary

- Over $600K in revenue in first 18 months of operations
- 55k+ followers and over 20 million video views on Instagram & TikTok
- High margins of core products: Woody Waffle (87.6%) & Kitty Waffle (90.2%)
- Featured in NY Post, Out Magazine, Elvis Duran & Watch What Happens Live
- Hot Industries: Bachelorette ($17B annually) & In-person experiences
- 2x founder adept at marketing & brand building; Previous exit in 2018
- Comprehensive plan for nationwide growth: e-commerce & franchise model

Opportunity

Sugar Wood

The Expansion of NYC's Naughtiest Dessert Brand

In this post-pandemic world, consumers are seeking

- a reprieve from constant negative news
- in-person shared experiences like the Museum of Ice Cream, the Color Factory & the Balloon Museum
- immersive experiences, such as interactive exhibits for artists like Van Gogh and Monet
- content for social media accounts

Enter Sugar Wood, an inclusive, sex-positive, mission-driven dessert company located on Prince Street in New York City. We make a variety of delicious desserts including waffles, cookies popsicles, and chocolate bars.

More than just serving dessert, Sugar Wood believes in:

Normalizing talk about our bodies and sex.

What better way to do this than with dessert?

Not taking life too seriously.

Now more than ever, people need a good laugh.

Treating the earth with kindness.

We avoid single-use plastics in our store.

Giving back.

We donate a portion of our profits each month to the Phluid Phoundation to support the LGBTQIA+ and other marginalized communities.

We started with a 700 sq ft retail space in Soho, and have ambitious plans to tackle the US Bachelorette Market in 2024 with a mix of direct-to-consumer and retail.

Concept at Launch

Sugar Wood opened in Soho in late June 2022. Our concept was simple: a "naughty" dessert shop with a purposefully limited menu featuring Woody & Kitty waffles and bottled water. We remained laser focused on creating an engaging customer experience and driving in-store traffic.



- The US bachelor/bachelorette market was projected to reach $17 billion in 2023. Nearly 60% of bachelorette parties spend around $1,000 on their event. 1 in 10 spend more than $4,000.

- Batch, the #1 bachelorette party planning app in the US, recently closed a $9 million Series A to expand their business.

- Experiential retailers like the Museum of Ice Cream, Color Factory, and immersive art installations have grown in popularity post-pandemic.

- Social media continues to dominate the average American's life, and our thirst for engaging content is bigger than ever. The average TikTok user opens the app 17 times a day.

Product

Desserts that are "naughty" and also do good

Sugar Wood sells "naughty" desserts at our NYC shop and online, including our signature Woody & Kitty Waffles, popsicles, cookies and chocolate bars, in addition to a selection of beverages and Sugar Wood branded merchandise, like t-shirts, keychains, candles and stickers. We also offer party boxes, private in-store events, on-site catering, and nationwide shipping of our products to meet the consumer wherever they are.

Sugar Wood's products are intended to be funny, lighthearted, memorable, highly shareable and primed to go viral on social media. We do not aim to be vulgar, offensive or tacky. We offer an immersive experience to anyone that walks through our door, with a combination of jokes, innuendo, performance and delicious treats.



BELIEVES IN...

Normalizing talk about
our bodies and sex.

What better way to do this
than with dessert?

**Not taking life
too seriously.**

Now more than ever,
people need a good laugh.

**Treating the earth
with kindness.**

We avoid single-use
plastics in our store.

Giving back.

We donate a portion
of profits each month to
support local grassroots
LGBTQ non-profits.



While there are stores in other parts of the world that sell similar waffles, we have created a brand unlike any other, with our NYC store at the heart of our marketing engine.

Competitive Advantages
NYC location – Given NYC's status as a global culture capital, consumers all over the world consider Sugar Wood to be a "NYC experience"
Products beyond waffles, including exclusive Sugar Wood branded items
Vast knowledge of and extensive contacts in the US retail market and US consumer packaged goods industry
Robust plan for Direct-to-Consumer business
Highly effective social media and PR efforts
Woody-Shaped Chocolate Bars
Valentine's Cookie Assortment
Naughty Gingerbread People
Naughty Valentine's People









Location
We are strategically located in an area highly trafficked by food tourists.
Sugar Wood
4.7 (98)
Restaurant · 157 Prince St
Open · Closes 8 PM
Dine-in · Takeout · Delivery
MUSEUM OF ICE CREAM
4.2 (3,855)
Tourist attraction · 558 Broadway
Sensory museum for the sweet-toothed
Open · Closes 7 PM
Prince Street Pizza
4.5 (6,163)
$ · Pizza · 27 Prince St A
Tiny slice shop
Open · Closes 11:45 PM
The 13 Most Mouthwatering Pizzas You Can Have Shipped to Your Door Today
Dominique Ansel Bakery
4.3 (6,766)
$$ · Bakery · 189 Spring St
Destination for renowned fine baking
Open · Closes 7 PM
UNION SQUARE
GREENWICH VILLAGE
Washington Square Park
StuyTown
NOHO
EAST VILLAGE
BOWERY
SOHO
Katz's Delicatessen
Iconic Jewish deli for classic eats
LOWER MANHATTAN
Tenement Museum
TRIBECA
CHINATOWN
LOWER EAST SIDE
The National September 11 Memorial & Museum
TWO BRIDGES
FINANCIAL DISTRICT
Manhattan Bridge
Charging Bull
Jane's Carousel
DUMBO



One of the most attractive parts of the Sugar Wood business model is our high margins.

Margin
Results x Learnings



Woody Waffle
$1.14 COGS /
87.6% Margin

Kitty Waffle	90.2% margin
Party Boxes	89-92% margin
Vegan Waffles	84% margin
Seasonal Cookies	92% margin
Beverages	60-75% margin
Merchandise	36-52% margin

Margins on our core products are better than forecasted, with the ability to further decrease costs as we strengthen relationships with our suppliers.

The biggest opportunities are packaging, sauces, bottled water and merchandise.

Shipping to consumers doesn't significantly erode margins.

Our Magnum Party Box, which includes 13 waffles and four signature sauces, sells for $179 and has a margin of 77.4%.

- $14.82 Waffles
- $4.72 Sauces
- $4.87 Packaging
- $16.00 Shipping cost (average)

Traction

A growing global fanbase

In 18 months, we have achieved over 53,000 combined Instagram & TikTok followers, 20 million social media video views, 150,000 business profile interactions on Google Maps, average 4.8 stars rating on Google. Sugar Wood has collaborated with condom maker Durex, dating app HUD, tele-healthcare companies Wisp and QCarePlus, and is preparing a partnership in February 2024 with Focus Features as part of the rollout for a major motion picture.

Customer
Results x Learnings



Sugar Wood appeals to all demographics:

customer of all ages, genders, races and sexualties as well as customers from dozens of countries of origin have visited the store.

As anticipated, our core customers are straight women (approx 70-75%) and gay men (approx 15-20%).[1]

Instagram audience statistics: 77.7% women, 68.1% US, 30.2% New York City, 17.4% 18-24, 31.9% 25-34, 27.9% 35-44

We invite customers to pin our map with their place of residence. Our map is full of pins from all over the world.



Reel insights

The only thing sweeter than dessert is a chance to experi...

♪ Cookiee Kawaii, Tyga · Vibe (If I Back It Up)

January 20 · Duration 0:31

▶	♥	💬	➤	🔖
4151543	209465	2145	--	47094

Reel Insights ⓘ

Instagram and Facebook plays	4,151,546
Instagram likes and Facebook reactions	209,465



*above numbers represent unique views

Sugar Wood's content continues to perform extremely well. In January, an Instagram Reel from influencer @dineinaflash went viral with over 4 million views.

Major PR Wins
National Press Moments






Sugar Wood, NYC's sexiest bakery, has customers hot and ready

New York Post, July 14, 2022

Austin & Tom recognized as two of the most influential LGBT people of 2022 by Out Magazine

Out Magazine, November 2022

Elvis Duran interviewed Austin on his nationally broadcast morning radio show for 7.5 minutes

Elvis Duran, Dec 16, 2022

Sugar Wood appeared on BravoTV's Watch What Happens Live with Andy Cohen

WWHL, February 7, 2023

Select Press Links:

- New York Post
- Out Magazine
- Paper Magazine



Heather Tucker
3 reviews · 4 photos



★★★★★ 2 months ago

How I've gone through life without knowing about this company before, is beyond me. They are nothing but THE BEST!!! Their fun, energetic staff make something that is taboo for so many, a very safe environment to learn how to become more comfortable talking about sex. I highly recommend 🔥 … **More**






Sally Cabrera
Local Guide · 83 reviews · 874 photos



★★★★★ 9 months ago

Very cozy, adult friendly pastry shop! Saw this place show up on my Instagram feed and became curious to try out what they had to offer. The woman attending me was very bubbly and made my friend and I laugh by asking us what flavor we wanted or which waffle we wanted. The shop itself is kinda small, so if it's packed here, be prepared to eat your woodys or kitty's outside as onlookers walk by! The waffles themselves were actually very soft and warm and the frosting made it that more flavorful.



Bonnie Baham

3 reviews · 1 photo

★ ★ ★ ★ ★   3 months ago

Came all the way from Louisiana & Bryan def made my first trip memorable!



Thank you so very much for being a glorious, sexy, joyful part of our amazing day! 💋🤎 Waffles delish, concept scrumptious, perfection in an imperfect world!

Business Model

In 2024 we will take Sugar Wood

National via Direct-to-Consumer

Sugar Wood has adopted an omnichannel strategy for its next phase of growth. While we remain focused on selling the Sugar Wood Experience in our NYC flagship store and any future locations, we recognize that only a small percentage of consumers can make the trip to New York City.

As part of our efforts to expand Sugar Wood's reach, sugarwood.co is now built on Shopify for a seamless checkout process. At the end of Q1 we will transition our in-store POS to Shopify, allowing for better data capture wherever the customer chooses to shop.

Also in the pipeline for 2024: redesigned product pages and website architecture to place greater emphasis on e-commerce, expanded product offerings, and custom packaging for waffle and cookie boxes providing a truly memorable unboxing experience.

To support these efforts we will expand our digital marketing efforts including SEO, Google Ads, email and SMS.

Vision And Strategy

Expansion and profitability

We aim to make Sugar Wood nationwide brand by the end of 2024 with a thriving direct-to-consumer business, an upward growth trajectory for the NYC flagship store, and begin planning for a second location.



Bachlorette Parties, Private Parties

BACH, the #1 bachelorette party-planning app in the US, estimates that the bachelorette industry is worth $17 billion nationally. The average bachelorette party has 10.2 attendees.

We have created a menu of offerings to cater to those planning events, with prices starting at $179 plus tax and gratuity for our most economical packages. Our more experiential offerings (store buyouts and on premise waffle service) start at $400 plus tax and gratuity.

Sugar Wood has joined the Wedding International Professional Association (**WIPA**). We have already made inroads with wedding planners who are recommending us to the brides-to-be for their bachelorette parties and other service providers.

We have developed an outreach program for hotel concierges, with the Soho Grand and Gansevoort Hotels already on board.

A bachelorette recently booked a **private two hour party at Sugar Wood for $2800.**

We plan to invest additional marketing dollars to target hospitality professionals and event coordinators in the NYC area via SEM and social media ads to further develop this lucrative revenue stream.



This year we are placing a greater emphasis on marketing for events and catering. As much as 20% of our in-store traffic comes for bachelorette and birthday parties, and two of our busiest months are December (holiday) and February (Valentine's Day) with customers purchasing boxes of waffles and cookies to share with friends and loved ones.

To support this channel, we recently added to sugarwood.co a self-booking option for in-store and on premise events, powered by the app Peek, We have also established a relationship with the party and travel planning app Batch, made online ordering for both local and national delivery easier than ever, joined the NYC chapter of WIPA (Wedding International Professionals Association), and began participating in quarterly Wedding Salon events in the greater NYC area.

And perhaps most importantly we have entered into a partnership with NYBucketList, a partner we have worked with multiple times to advertise Sugar Wood. After multiple successful private Cookie & Waffle Decorating Parties in 2023, we are launching a ticketed events series with Bucket List to offer this experience to their 3.4 million person global audience. The first block of dates in February is expected to generate $17,000 in revenue for Sugar Wood.

Leadership

Founder with extensive experience in marketing and brand building, and

one previous exit

Hi I'm Austin Allan. I'm a seasoned marketer, brand builder, and out of the box thinker. That's me below with Tom Smallwood, the award winning pastry chef who consults on Sugar Wood's recipes.

In 2013 I started a brand called Tio Gazpacho, a first of its kind drinkable bottled soup brand. I was able to secure investments from celebrity chef and humanitarian José Andrés and General Mills. In 2019 we sold Tio Gazpacho to Novamex, the El Paso based beverage group whose portfolio includes the Jarritos soda brand, C2O coconut water, and Steazs organic ice tea.



I am fortunate to have the support of incredible advisors and investors.

Our Advisors

- Michelle Muller - Customer Experience, Co-Founder & CXO of Little Spoon

- Tom Smallwood - Culinary, formerly of Magnolia Bakery and contestant on Food Network's Spring Baking Championship Season 8
- Sal DiBenedetto - Social Media, @thegrubfather (380k followers)

Notable investors

- Tim Franks - Partner KKR London & Andrew Pirrie
  "We had been following Austin's career and got excited when he was thinking of something new. We have been investors in a number of consumer facing brands on a personal basis both in Europe and the US, and Tim is a 25 year veteran consumer focused investor within a couple of the world's largest private equity houses. We like the margins, the potential return on capital and the brand positioning.
- Bert Duarte - Managing Director, Charlesbank Capital Partners
- Matt Batham - Partner, Deloitte London
- Aaron Schlaphoff - Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP
- Jason Lenhart - Vice President Technology Engineering, JetBlue
- Michelle Muller - Co-Founder & CXO, Little Spoon
  Investing in Sugar Wood was a no brainer for me. I'm privileged to know Austin Allan for well over a decade and had a front row seat to his work ethic and behavior running his first startup. As an entrepreneur myself, I am keenly aware that the success of a business is directly tied to the founding team and their drive "to win." I would bet everything all over again on Austin, given the chance.
- Ronnie Gross - President and COO G. Holdings LLC

Team

	Austin Allan	Founder	Seasoned Marketer, Brand Builder and Entrepreneur.

Perks

$1,000   A Magnum Party Box - with thirteen Woodys or
                Kittys plus four signature sauces for drizzling -
                delivered anywhere in the US.

FAQ